Form F-X
APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Ritchie Bros. Auctioneers Incorporated

B.	This is (check one)

☑ an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Ritchie Bros. Auctioneers Incorporated

Form type: Form F-10

File Number (if known): 333-129557

Filed by: Ritchie Bros. Auctioneers Incorporated

Date Filed (if filed concurrently, so indicate): Filed Concurrently
      D.  The Filer is incorporated or organized under the laws of Canada, and has its principal place of business at: 6500 River Road, Richmond, British Columbia, Canada V6X 4G5 (telephone number (604) 273-7564).
      E.  The Filer designates and appoints Ritchie Bros. Auctioneers (America) Inc. (“Agent”), located at 4170 Highway 154, Newnan, GA 30265-1429 (telephone number (770) 304-3355), as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) Any investigation or administrative proceeding conducted by the Commission; and

(b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its Territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on November 8, 2005, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
      F.  The Filer hereby stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act.
      The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the application period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
      G.  The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms, schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable, the securities to which such forms, schedules and offering statements relate; and the transactions in such securities.

      The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Province of British Columbia, Country of Canada this 8th day of November, 2005.

FILER:

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ ROBERT S. ARMSTRONG

	Name:	Robert S. Armstrong
	Title:	Vice President Finance, Chief Financial Officer and Corporate Secretary

      This statement has been signed by the following person in the capacity and on the date indicated.

RITCHIE BROS. AUCTIONEERS
(AMERICA) INC.,
as Agent for Service of Process

By:	/s/ ROBERT K. WHITSIT

Name: Robert K. Whitsit

Title:	President
Date: November 8, 2005

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